July 22, 2026

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Leef Brands, Inc.
Registration Statement on Form S-1
File No. 333-297329

Ladies and Gentlemen:

Leef Brands, Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-297329) filed with the Commission on July 9, 2026 be accelerated so that it becomes effective at 4:00pm, Eastern Time, on July 24, 2026 or as soon thereafter as practicable.

Any comments or questions regarding the foregoing should be directed to Jason R. Wisniewski, Esq. of FBFK, Law LLP at (949) 932-3665. Thank you very much for your assistance with this matter.

Sincerely,

LEEF BRANDS, INC.

By:	/s/ Micah Anderson
Name:	Micah Anderson
Title:	Chief Executive Officer